Willis Lease Finance Corporation 773 San Marin Drive, Suite 2215 Novato, CA 94998 (415) 408-4700 Phone (415) 408-4701 Fax www.willislease.com

August 13, 2012

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

RE:          Willis Lease Finance Corporation

Form 10-K for the Year Ended December 31, 2011

Filed March 13, 2012

Form 10-Q for the Period Ended March 31, 2012

Filed May 7, 2012

File No. 1-15369

Dear Mr. Decker:

We, Willis Lease Finance Corporation (“Willis” or the “Company”), are responding to your letter dated June 29, 2012.  For ease of reference, the numbered paragraphs below correspond to the numbered comments of your letter, with your comments in bold italics.

Form 10-K for the Year Ended December 31, 2011

General

1.     Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

We will provide the proposed additional disclosures or other revisions to be made to our future filings in our response below.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 32

General

2.             Since your foreign operations appear to be significant, please disclose the following:

•                                          The amount of cash and cash equivalents, including restricted cash held by foreign subsidiaries as compared to your total amount of cash and cash equivalents, including restricted cash as of year-end; and

•                                          You would be required to accrue and pay U.S. taxes to repatriate these funds and you do not intend to repatriate them, if true.

Please show us supplementally what your revised disclosure will look like. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response:

We lease our aircraft engines to customers that are located all over the world. However, the vast majority of our leased assets are owned by U.S. entities. Of the $82.7 million in cash and cash equivalents and restricted cash held at December 31, 2011, $0.4 million or 0.5% was held by foreign subsidiaries. Of the $91.7 million in cash and cash equivalents and restricted cash held at March 31, 2012, $2.9 million or 3.2% was held by foreign subsidiaries. We will revise our future filings to disclose the amount of cash and cash equivalents, including restricted cash, held in foreign subsidiaries.

We do not intend to repatriate the funds held by foreign subsidiaries to the U.S. In the event we decide to repatriate these funds to the U.S., we would be required to accrue and pay U.S taxes upon the repatriation.

The disclosure would be as follows (using 3/31/12 data):

At March 31, 2012, $2.9 million in cash and cash equivalents and restricted cash were held in foreign subsidiaries.  We do not intend to repatriate the funds held in foreign subsidiaries to the United States.  In the event that we decide to repatriate these funds to the United States, we would be required to accrue and pay taxes upon the repatriation.

3.             On page 34, you disclose that virtually all of your debt agreements require compliance with covenants, including debt/equity ratios, minimum tangible net worth, and interest coverage ratios and other eligibility criteria. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

At March 31, 2012, we are in compliance with the covenants specified in the revolving credit facility Credit Agreement, including the Interest Coverage Ratio, at 3.14 to 1.00 versus the requirement to be at least 2.25 to 1.00, and the Total Leverage Ratio, at 2.97 to 1.00 versus the requirement to remain below 4.50 to 1.00. At March 31, 2012, the Company’s calculated Minimum Consolidated Tangible Net Worth of $238,788,000 exceeded the minimum required amount of $175,251,000.

At March 31, 2012, we are in compliance with the covenants specified in the WEST indenture and servicing agreement, including the Leverage Ratio, at 3.07 to 1.00, versus the requirement to remain below 5.00 to 1.00, and the WEST Interest Coverage Ratio, at 2.43 to 1.00 versus the requirement to be at least 1.10 to 1.00, and the Servicer Interest Coverage Ratio, at 1.53 to 1.00 versus the requirement to be at least 1.20 to 1.00. At March 31, 2012, the Company’s calculated Minimum Consolidated Tangible Net Worth of $229,991,000 exceeded the minimum required amount of $90,000,000.

We will revise our disclosure in future filings to specify the material debt facility covenants.  As there are no covenants for which we determined that it is reasonably likely that we will not be in compliance with the requirements, we determined it is not necessary to disclose the actual ratios for these covenants.

The disclosure would be as follows (using 3/31/12 data):

At March 31, 2012, we are in compliance with the covenants specified in the revolving credit facility Credit Agreement, including the Interest Coverage Ratio requirement of at least 2.25 to 1.00, and the Total Leverage Ratio requirement to remain below 4.50 to 1.00. At March 31, 2012, the Company’s calculated Minimum Consolidated Tangible Net Worth exceeded the minimum required amount of $175,251,000. As defined in the revolving credit facility Credit Agreement, the Interest Coverage Ratio is the ratio of Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) to Consolidated Interest Expense and the Total Leverage Ratio is the ratio of Total Indebtedness to Tangible Net Worth.

At March 31, 2012, we are in compliance with the covenants specified in the WEST indenture and servicing agreement, including the Leverage Ratio, requirement to remain below 5.00 to 1.00, and the WEST Interest Coverage Ratio requirement of at least 1.10 to 1.00, and the Servicer Interest Coverage Ratio requirement of at least 1.20 to 1.00. At March 31, 2012, the Company’s calculated Minimum Consolidated Tangible Net Worth exceeded the minimum required amount of $90,000,000. As defined in the WEST indenture and servicing agreement, the Leverage Ratio is the ratio of Total Indebtedness to Tangible Net Worth (adjusted), the WEST Interest Coverage Ratio is the ratio of WEST Earnings before Interest and Taxes (EBIT) to WEST Interest Expense and the Servicer Interest Coverage Ratio is the ratio of Consolidated EBIT to Consolidated Interest Expense.

Financial Statements

Consolidated Statements of Cash Flows, page 50

4.             On page 54, you indicate that under WEST, cash is collected in a restricted account, which is used to service the debt and any remaining amounts, after debt service and defined expenses, are distributed to you. Additionally, maintenance reserves payments and lease security deposits are accumulated in restricted accounts and are not available for general use. You also indicate that security deposits are held until the end of the lease, at which time provided return conditions have been met, the deposit will be returned to the lessee. On page 52, you also disclose that use fees that are reimbursable are included in maintenance reserve liability until they are reimbursed to the lessee or the lease terminates. On your statements of cash flows, you show the changes in your restricted cash, maintenance reserves, and security deposits within cash flows from operations. Given that your restricted cash is used to service debt and your maintenance reserves and security deposits are related to amounts owed to your lessees, please address the appropriateness of including the change in each of these balances within your cash flows from operations. With reference to the authoritative literature you relied on, please provide support for such classification. Please provide for us the cash inflows and outflows related to each of these items, including but not limited to maintenance reserves and security deposits you receive from your customers as well as your reimbursement of such amounts, for each period presented.

Response:

For our engine portfolio owned by our wholly owned subsidiary WEST, we have certain restrictions on the use of cash under the indenture.  Similar restrictions do not exist for engines held directly by the parent company, Willis Lease Finance Corporation.

Inflows to our restricted cash accounts come from our lessees through monthly lease payments (an operating activity that enters into the determination of net income), periodic maintenance reserve payments (which are used to fund maintenance activities or to reimburse our lessees for maintenance activities) and security deposits collected at lease inception. During the period we maintain the restricted cash, maintenance reserves and security deposits for our WEST portfolio, we are not permitted to use this cash to finance our operations or otherwise invest in investment activities.

The funds from monthly lease payments are available for debt service under the WEST securitization.  The funds received for maintenance reserves are available for reimbursements to lessees for maintenance expenditures as required by our lease agreements.  In cases where the lessee elects to return an engine without performing the required maintenance or overhaul, we will perform the maintenance and retain all of the related cash on deposit, including any amounts in excess of the costs we incur. Security deposits are typically obtained at the outset of a lease and are held until the end of the lease, at which time, provided return conditions have been met, the deposit will be returned to the lessee or offset against rental or maintenance reserve payment amounts owed to us under the lease. To the extent return conditions are not met, these deposits may be retained by us. The amount of monthly lease payments, maintenance reserves and security deposits are negotiated as a bundle when we enter into each lease agreement and we evaluate our leases based on our projected return after considering all of the projected payments under each lease

In evaluating the appropriateness of including the change in these restricted cash, maintenance reserve and security deposit balances within cash flows from operating activities, we considered the definitions of financing, investing and operating cash flows included in ASC 230-10 “Statement of Cash Flows.” ASC 230-10-20 prescribes that cash flows that do not meet the definition of financing or investing should be classified as cash flows from operations. We also considered the guidance in ASC 230-10-45-22 that relates to certain cash receipts and payments that have aspects of more than one class of cash flows. Under ASC 230-10-45-22, the appropriate classification depends on the activity that is likely to be the predominant source of cash flows for the item.

We also considered remarks made by Carol A. Stacey, Chief Accountant of the SEC’s Division of Corporation of Finance before the 2006 AICPA National Conference on SEC and PCAOB Developments, who provided the following example application of ASC 230-10-45-22:

A university receives cash from government grants that is restricted for the payment of tuition; if the student receiving the grant leaves the university, the cash received must be returned to the government.  Because the nature of the activity and the predominant source of cash flows relate to the university’s operations, cash flows may be classified in operating activities.

The cash flows associated with our monthly lease payments, maintenance reserves and security deposits are predominately operating in nature as they are directly related to our core revenue generating activity, leasing equipment, and the maintenance of our operating assets. Considering the above referenced authoritative literature, we have concluded that they do not meet the definition of cash flows from financing or investing activities as provided in FASB ASC 230-10-20.  Therefore, these amounts have been reflected in the Cash flow from operating activities section of the Consolidated Statement of Cash Flows. Furthermore, because the funds received from our lessees are held in restricted cash accounts, we have reflected the changes in these restricted cash accounts and the related balance sheet accounts (maintenance reserves and security deposits) in operating activities so that the net effect on cash flows is zero.

Following is the reconciliation in the movement of Restricted Cash Accounts, Maintenance Reserves and Security Deposits for the three years 2009 — 2011, including the cash inflows and outflows related to these items. Because the restricted cash accounts relate only to activity in WEST, and the consolidated statement of cash flows includes all of our operations, amounts shown below under restricted cash for financing activities (New Debt Borrowings and Debt payments), changes in maintenance reserves and security deposits do not agree with amounts on the statement of cash flows.  However, the changes in restricted cash from operating and investing activities do agree to the amounts shown on the consolidated statement of cash flows. Please also note that any new debt borrowings and any debt payments under WEST have been properly classified within Proceeds from issuance of notes payable and Principal payments on notes payable under cash flows from financing activities.

6 2011 2010 2009 Restricted Cash - Operating Activities Beginning Balance 77,013 59,630 69,025 Cash Inflows: Lease Rents 75,977 84,204 71,611 Maintenance Reserves 38,180 28,772 33,924 Security Deposits 423 1,303 1,850 Engine Sale Proceeds 47,303 48,854 22,025 New Debt Borrowings - 4,339 29,976 161,883 167,472 159,386 Cash Outflows: Debt payments (59,468) (46,117) (46,977) Security Deposits (474) (1,250) (1,501) Engine Sale Proceeds - transfer to acquisition accts (19,910) (31,082) (19,349) Maintenance Reserves - payment to lessees (19,443) (7,495) (5,111) Maintenance Reserves - transfer to acquisition accts (14,488) (9,963) (40,040) Management fee and Expense payments (24,044) (29,444) (28,892) Equity distribution to WLFC / Other (26,571) (24,738) (26,910) (164,398) (150,089) (168,780) Net Change (2,515) 17,383 (9,395) Ending Balance 74,498 77,013 59,630 Classification on Statement of Cash Flows Operating Activities 2,515 (17,383) 9,395

7 2011 2010 2009 Restricted Cash - Investing Activities Beginning Balance (0) (0) 169 Cash Inflows: Maintenance Reserves 14,488 9,963 40,040 Engine Sale Proceeds 19,910 31,082 19,349 New Debt Borrowings - 50,036 55,822 34,398 91,081 115,211 Cash Outflows: Asset Purchases (32,644) (91,081) (115,380) Net Change 1,754 - (169) Ending Balance 1,754 (0) (0) Classification on Statement of Cash Flows Investing Activities (1,754) - 169 2011 2010 2009 Maintenance Reserves Beginning Balance 50,442 46,752 49,158 Cash Inflows from lessees 18,391 19,521 28,998 Cash Outflows for maintenance activities (9,502) (6,678) (3,432) Maintenance Reserve Revenue recognized (4,822) (9,153) (27,972) Net Change - Operating Activities 4,067 3,690 (2,406) Ending Balance 54,509 50,442 46,752 Security Deposits Beginning Balance 5,726 5,481 5,179 Cash Inflows from lessees 1,859 1,883 2,369 Cash Outflows (1,307) (1,638) (2,067) Net Change - Operating Activities 552 245 302 Ending Balance 6,278 5,726 5,481

(1) Organization and Summary of Significant Accounting Policies, page 51

(f) Maintenance and Repair Costs, page 53

5.             You disclose that major overhaul paid by you, which improve functionality or extend original useful life, are capitalized and depreciated over the estimated useful life of the equipment. Please tell us and disclose what consideration you gave to FASB ASC 908-360-35-4 through 6 in accounting for these costs as well as the specific method you use to account for any planned major maintenance activities. To the extent necessary, please also tell us how you account for planned major maintenance activities of aircraft that are off-lease. Please disclose your accounting policy for these maintenance activities.

Response:

Routine maintenance and overhauls of aircraft engines during the lease term are the responsibility of the lessee airlines, and therefore, are not reflected in our financial statements. We do not account for planned major maintenance for our aircraft engines as they are on lease most of the time and such activity is the responsibility of the airline lessees. Decisions about whether and to what extent to perform any work on an off-lease engine are made when the equipment is returned to us at lease termination, after technical inspections and based on remarketing opportunities available to us.

For major overhauls of off-lease equipment paid for by us, we have considered the guidance in ASC 908-360-35-4 through 6 in accounting for these costs.  For those costs that are within the scope of this guidance, we follow the deferral method as described in ASC 908-35-6.

We have recently acquired several aircraft which are undergoing improvements in order to bring them up to leasable status. We will follow the deferral method for any overhaul costs we incur on these aircraft in the future.

In future filings, we will clarify our disclosure as follows:

“Major overhauls paid for by us, which improve functionality or extend the original useful life, are capitalized and depreciated over the shorter of the estimated period to the next overhaul (“deferral method”) or the remaining useful life of the equipment.  We do not accrue for planned major maintenance.”

(2) Equipment Held for Lease, page 58

6.             We have the following comments regarding your classification of your leases.

•                                          Please tell us whether your leases contain default covenants related to nonperformance. If so, please confirm all the conditions set forth in ASC 840-10-25-14 exist. Otherwise, confirm that you included the maximum amount that the lessee could be required to pay under the default covenant in your minimum lease payments for purposes of applying ASC 840-10-25-1(d).

•                                          Please tell us whether your leases contain material adverse change clauses. If so, how is this determined and what potential remedies are available to you as the lessor?

•                                          Please tell us if your leases contain cross-default provisions. If so, how have you considered the potential impact of these provisions on your lease classification?

•                                          Please tell us if your leases include subjective default provisions. If so, is there any cap on potential remedies that would impact your lease classification?

Refer to ASC 840-10-25-41 through 69.

Response:

Of the four provisions/ clauses referred to above, our leases contain the following:

•                                          default covenants related to nonperformance

•                                          cross-default provisions

We considered the following when determining whether the clauses above have an impact on the classification of our leases:

Default covenants related to nonperformance:

According to ASC 840-10-25-14, default covenants related to nonperformance do not affect lease classification if all of the following conditions exist:

a. The default covenant provision is customary in financing arrangements.

b. The occurrence of the event of default is objectively determinable (for example, subjective acceleration clauses would not satisfy this condition).

c. Predefined criteria, related solely to the lessee and its operations, have been established for the determination of the event of default.

d. It is reasonable to assume, based on the facts and circumstances that exist at lease inception that the event of default will not occur.  In applying this condition, it is expected that entities would consider recent trends in the lessee’s operations.

Based upon the terms contained in our lease agreements, and the extensive credit checks we perform prior to placing engines on lease, all of the above criteria are satisfied.

Cross-default provisions:

As a result of cross-default provisions contained in our lease agreements, in the event of default, we have the ability to cancel the lessee’s rights of possession under any and all leases between us and the lessee.  Under this clause, there are no additional remedies available to us which aren’t available in the normal event of default due to nonperformance.  As we meet the criteria per ASC 840-10-25-14 (above), there is no impact of cross-default provisions when determining lease classification.

Our leases do not contain the following:

•                                          material adverse change clauses

•                                          subjective default provisions

Based on the terms of our lease agreements and considering the guidance in ASC 840-10-25-41 through 69, we have concluded there is no impact on our lease classification because either the terms are not included in our leases or meet the provisions of ASC 840-10-25-14.

Note (4) Investments, page 60

7.             Please tell us the carrying value of the initial lease portfolio transferred to WMES. Please tell us the consideration received for the transferred assets and how you determined the $7.2 million gain. Please tell us the authoritative literature you used to support your accounting.

Response:

The engines were sold by the Company to WMES for $70.0 million of cash consideration. The funds received exceeded the asset net book value of $62.8 million by $7.2 million. 50% of this difference, or $3.6 million, was recorded as Gain on sale of leased equipment in the third quarter of 2011, due to our continuing 50% equity interest in the joint venture. This accounting was in accordance with ASC 323 “Investments — Equity Method and Joint Ventures”, specifically ASC 323-10-35-7 through 12 “Intra-entity gains and losses”.

In our evaluation of the accounting for the sale of the engines to WMES, we also considered ASC 840-20-40 “Operating Leases — Derecognition” which provides guidance on derecognition of an asset on operating lease. Based on our review, we determined that the Company, as seller of the engines, does not retain substantial risks of ownership in the leased property following the sale, and therefore, sale accounting treatment is appropriate.

8.             We note that you have included the $3.6 million gain recognized on the transfer of the initial lease portfolio to WMES within the gain on sales of leased equipment revenue line item. Given the nature of the transaction that gave rise to the gain, please tell us what consideration you gave to recording this gain with your earnings for joint ventures rather than as revenue.

Response:

The sale of engines to third parties is part of the normal course of business in engine leasing. The Company purchases engines, leases them under short and long term lease arrangements, and sells engines to third parties. The sale of engines to WMES was consistent with other engine sales transactions that are completed with other third parties and as such was recorded consistent with other engine sales.

Note (5) Notes Payable, page 62

9.             In light of the restrictions associated with WEST, please provide all the disclosures required by Rule 4-08(e) or tell us why such disclosure is not required.

Response:

In future filings we will disclose the amount of restricted net assets for WEST as required by Rule 4-08 (e) (3) (ii) in addition to the description of such restrictions we have disclosed as required by Rule 4-08(e)(3)(i).

The disclosure would be as follows (using 12/31/11 data):

The assets of WEST and WEST Engine Funding LLC are not available to satisfy our obligations or any of our affiliates. WEST is consolidated for financial statement presentation purposes. WEST’s ability to make distributions and pay dividends to us is subject to the prior payments of its debt and other obligations and WEST’s maintenance of adequate reserves and capital. Under WEST, cash is collected in a restricted account, which is used to service the debt and any remaining amounts, after debt service and defined expenses, are distributed to us. Additionally, maintenance reserve payments and lease security deposits are accumulated in restricted accounts and are not available for general use. Cash from maintenance reserve payments is held in the restricted cash account and is subject to a minimum balance established annually based on an engine portfolio maintenance reserve study provided by a third party. Any excess maintenance reserve amounts remain within the restricted cash accounts and may be utilized for the purchase of new engines.  At December 31, 2011 the restricted net assets of WEST were $148.1 million.

* * *

As you requested, this letter constitutes a statement by the Company acknowledging that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to your comments.  If you have any questions or further comments, please do not hesitate to contact me at (415) 408-4714.

Sincerely,

Willis Lease Finance Corporation

By:	/s/ Bradley S. Forsyth
Bradley S. Forsyth
Senior Vice President and Chief Financial Officer
Willis Lease Finance Corporation